March 28, 2007

Via EDGAR and Overnight Delivery

Donald C. Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	SenoRx, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed on March 9, 2007 (File No. 333-134466)

Dear Mr. Hunt:

On behalf of SenoRx, Inc. (“SenoRx” or the “Company”), we are writing to inform you that the Company’s Registration Statement on Form S-1 has been amended and SenoRx is filing pre-effective Amendment No. 6 to the Registration Statement (“Amendment No. 6”) with this letter. Amendment No. 6 includes certain updated disclosure.

We would very much appreciate the Staff’s prompt review of Amendment No. 6. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul